Exhibit 21.1

SUBSIDIARIES OF REGISTRANT AS OF MAY 17, 2010

Subsidiary	Jurisdiction of Organization	Percentage of Ownership

FGI Holding Company, Inc.	Delaware	100%
FGI Operating Company, Inc.	Delaware	100%
E-RPC, LLC	Delaware	100%
Remington Arms Company, Inc.	Delaware	100%
RA Brands, L.L.C.	Delaware	100%
Remington Licensing Corp.	Delaware	50%
The Marlin Firearms Company	Connecticut	100%
H&R 1871, LLC	Connecticut	100%
Advanced Armament Corp., LLC	Delaware	100%
Barnes Bullets, LLC	Delaware	100%
EOTAC, LLC	Delaware	60%
Bushmaster Firearms International, LLC	Delaware	100%
DPMS Firearms, LLC	Delaware	100%
Precision Arms Center, LLC	Delaware	100% Preferred; 80% Common